UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2009

Commission File No.: ___-_______

VISIPHOR CORPORATION

(Translation of the registrant’s name into English)

1100 – 4710 Kingsway

Burnaby, B.C. V5H 4M2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

FURNISHED HEREWITH

Exhibit

99.1

Press release dated March 19, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIPHOR CORPORATION

Date:  March 20, 2009

/s/ Oliver “Buck” Revell

Oliver “Buck” Revell, Chairman & Director

Exhibit 99.1

NEWS RELEASE: FOR IMMEDIATE DISTRIBUTION

VISIPHOR BOARD AND OFFICER RESIGNATIONS

VANCOUVER, CANADA, March 19, 2009 – Visiphor Corporation (“Visiphor”) (OTCBB: VISRF; TSX-V: VIS; DE: IGYA) announces that the company’s CEO, Roy Trivett, has resigned effective March 18, 2009.

In addition, effective March 18, 2009, the following directors have resigned from the board: Michael Volker, Clyde Farnsworth, Keith Kretschmer and Roy Trivett.

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ON BEHALF OF THE BOARD OF DIRECTORS

“Oliver ‘Buck’ Revell”
Chairman, Visiphor Corporation

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.